January 14, 2022

Filed via EDGAR
David Irving, Sharon Blume,
Tonya Aldave and John Dana Brown
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C.  20549

Subject:	Franklin Responsibly Sourced Gold ETF (the “Fund”)
Franklin Templeton Holdings Trust (the “Registrant” or the “Trust”)
Amended Draft Registration Statement on Form S-1
CIK No. 0001858258

Dear Mr. Irving, Ms. Blume, Ms. Aldave and Mr. Brown:
Submitted herewith under the EDGAR system are the Fund’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via written correspondence to Craig S. Tyle with regard to the Registrant’s amended draft registration statement on Form S-1 filed with the Commission on October 25, 2021 under the Securities Act of 1933, as amended (the “Registration Statement”).  Each comment from the Staff is summarized below, followed by the Fund’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.
Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary, page 3

1. Comment: Please revise the section “Franklin Responsibly Sourced Gold ETF” on page 3 to disclose whether there are any limits as to how much pre-2012 LBMA gold bullion the fund can hold at any time. Describe the circumstances under which London Good Delivery gold bullion bars produced after January 2012 would not be available and the custodian would have to hold pre-2012 LBMA gold bullion. Explain what portion of the LBMA market is comprised of London Good Delivery gold bullion bars produced after January 2012.

Response: The Registrant has revised the relevant disclosure for clarity as follows:

The Fund seeks to hold only responsibly sourced gold in the Fund’s allocated account.  The Fund defines responsibly sourced gold for this purpose as London Good Delivery gold bullion bars that were refined on or after January 1, 2012 (referred to herein as “post-2012

U.S. Securities and Exchange Commission
January 14, 2022

gold and London Good Delivery gold bullion bars refined prior to January 1, 2012 referred to herein as “pre-2012 gold””).  All post-2012 gold has been refined in accordance with London Bullion Market Association’s (“LBMA”) Responsible Gold Guidance (the “Gold Guidance”).  To facilitate this, in transferring gold into and out of the Fund’s allocated account, the Custodian will, on a best efforts basis and subject to available liquidity, seek to allocate post-2012 gold.  If, due to a lack of liquidity, the Custodian is unable to allocate post-2012 gold to the Fund’s allocated account, the Custodian will do so as soon as reasonably practicable. Therefore, under normal market conditions, the Fund expects to hold only post-2012 gold in the Fund’s allocated account.  The Fund, however, may temporarily deviate from this policy in unusual market conditions, such as in the event of a temporary supply constraint or lack of availability, in which case the Fund will seek to come back into conformity with the policy as soon as reasonably practical.  For example, at the time of a creation transaction in the Fund’s Shares, only pre-2012 gold may be readily available to the Custodian. In such circumstances, the Custodian would allocate such gold to the Fund’s allocated account on a temporary basis until such time as the Custodian is able to swap out the pre-2012 gold for post-2012 gold (including, but not limited to, in connection with redemption transactions).

Supplementally, the Registrant notes that while the Fund has not adopted a limit or policy specifying the maximum amount of pre-2012 gold the Fund can hold at any time, any such holdings are expected to be temporary pursuant to the Custodian’s contractual commitments to the Fund, as noted above. As detailed above, the Fund seeks to hold 100% responsibly sourced gold in its allocated account; however, the contractual arrangements include flexibility should circumstances arise in the future in which the Custodian is temporarily unable to allocate responsibly sourced gold to the Fund’s allocated account due to unavailability for any reason (which is not currently expected). To the Fund’s knowledge, there is no present expectation of scarcity or the inability of the Custodian to meet its commitment to, on a best efforts basis, seek to allocate post-2012 gold to the Fund’s allocated account.

The total global supply of gold is unknown. The Fund is not able to determine with specificity the amount of pre-2012 gold that exists; however, estimates indicate a significant amount of such gold is held in central bank reserves.  Specifically, as of 2020, global central bank gold reserves are estimated at more than 33,000 tonnes, or roughly one-fifth of all gold ever mined. As per the World Gold Council estimates, approximately 2,000-3,000 tonnes of gold are produced each year, with significant growth in the level of mine production occurring in the last decade. According to the LBMA’s published statistics, in 2018, global gold production was estimated to be 3,556 tonnes. At the end of 2019, in-ground gold mineral reserves totaled 55,460 tonnes of contained gold. Assuming an average recovery rate of 90%, the LBMA estimates that this would be sufficient to sustain global production for 14 years at current rates, further increasing the supply of available post-2012 gold. The LBMA further estimates, as of 2018, approximately 92% of world gold production is refined through LBMA Good Delivery refiners required to implement the Gold Guidance. According to the LBMA’s data, London vaults currently hold approximately $550 billion or 7,632 tonnes of gold (inclusive of both pre- and post-2012 gold); daily average trading volumes in the London OTC market, which is the largest gold market in the world, is estimated at approximately $65 billion, and daily average gold futures trading volume on the COMEX, the next largest market, is approximately $37 billion; and global gold ETF holdings are approximately $203 billion (3,567 tonnes) as of November 2021.  The foregoing illustrates the depth and liquidity of the post-2012 gold market.

U.S. Securities and Exchange Commission
January 14, 2022

The LBMA Responsible Sourcing Programme
Environmental, Social and Governance (“ESG”) Metric Adherence, page 18

2. Comment: We note your response to our prior comment 4 and reissue in part. Please tell us if there are any numeric environmental, social, and governance (“ESG”) metric adherence requirements as part of the LBMA Responsible Sourcing Programme, and if so, please describe the calculation of specific metrics. Provide any quantitative disclosure related to such metrics such as specific thresholds, ceilings, etc. In this regard we note your disclosure on page 18 related to the general metrics and risks addressed in the LBMA Guidance. As an additional matter, disclose, quantitatively if available, the “specific parameters around this assessment” discussed in the last paragraph on page 18.

Response: The Gold Guidance establishes requirements with respect to the adoption of policies, procedures, controls and due diligence practices for accredited refiners, including inquiries and data collection with respect to specified ESG considerations and practices within a refiner’s primary gold supply chain. In general, the regime is aimed at sourcing transparency within the supply chain, as well as adherence to risk-based policies and procedures that address topics required by the Gold Guidance. To the knowledge of the Registrant, there are no specific numeric or quantitative ESG metric adherence requirements prescribed in the Gold Guidance.

In response to this comment, the Registrant has added the following immediately after the above-cited disclosure on page 18:  “For example, with respect to storage, handling, and disposal of hazardous chemicals, including mercury and cyanide, the LBMA recognizes that mercury is used mainly in Artisanal and Small-Scale Mining (ASM) sources and therefore does not ban such supply chains. Instead, LBMA requires refiners working with such artisanal supply chains to assist them in establishing processes to use mercury in a safe manner and to limit negative impacts on the environment and health and safety, and to find alternative solutions to mercury.”

Special Considerations Relating to Recycled Gold, page 19

3. Comment: Disclose here what portion of London Good Delivery gold bullion bars produced after January 2012 is comprised of recycled gold. In addition, state whether there is any upper limit to the amount of recycled gold that may be used in London Good Delivery gold bullion bars produced after January 2012.

Response: In response to this comment, the Registrant has added the following disclosure:

According to the World Gold Council, in the third quarter of 2021, global mine production was approximately 959.5 tonnes, 298 tonnes of which were recycled gold. The Fund is not aware of any limit on the amount of recycled gold that may be used in the fabrication of London Good Delivery gold bars produced after January 1, 2012. In addition, the Fund does not separately monitor or limit its holdings in LBMA compliant post-2012 gold sourced from recycled materials. Rather, the Fund relies on the LBMA’s Responsible Gold Guidance as the means for determining what constitutes responsibly sourced gold for purposes of the Fund’s investment policies, as described above. The

U.S. Securities and Exchange Commission
January 14, 2022

Gold Guidance provides for sourcing identification requirements, country of origin data analysis and other risk-based due diligence measures designed to provide transparency into the ultimate source of the recycled gold. For information, please see “Risk Factors—Risks Related to the Shares—The Fund is subject to responsible sourcing due diligence risk.”

General

4. Comment: Please provide us with a supplemental discussion comparing the responsible sourcing standards of this product with the gold that is sourced for other similar gold products.

Response: As suggested by its name, the Fund intends to offer investors exposure to the price of gold in a pooled investment vehicle structure that seeks to hold only responsibly sourced gold as defined by the Fund. The Fund defines responsibly sourced gold with reference to the specific criteria established and monitored by the LBMA through its Responsible Sourcing Programme and the Gold Guidance thereunder. The Fund is aware of other proposed or existing gold based ETPs/ETFs that adhere to different ESG metrics as well as similar products that do not have a stated policy of pursuing an ESG-related investment strategy or differentiating between pre- and post-2012 holdings in offering documents, but hold themselves out for marketing purposes as holding only post-2012 gold. See, for example, VanEck Merk(R) Gold Trust (OUNZ) (https://www.vaneck.com/us/en/blogs/gold-investing/ounz-holds-responsibly-sourced-gold/) and Invesco Physical Gold ETC (https://www.invesco.com/uk/en/etf/insights/our-commitment-towards-responsible-gold.html), both of which state in fund website and marketing materials that they hold 100% LBMA gold refined/minted in 2012 or later.1 The Fund is differentiated from these products in light of (1) its stated investment policy to seek to hold only responsibly sourced gold and (2) the supporting contractual arrangements with the Custodian designed to facilitate such policy. In addition, according to public filings, the proposed Sprott ESG Gold ETF will adhere to certain ESG standards and criteria with respect to its gold bullion holdings that will be established and administered by the fund’s sponsor, which are distinct from and in addition to standards established by the LBMA.2

Please do not hesitate to contact Steve Feinour at (215) 564-8521 or Miranda Sturgis at (215) 564-8131 if you have any questions or wish to discuss any of the responses presented above.

1 VanEck Merk® Gold Trust currently states on its website: “[B]ased on our analysis, VanEck Merk® Gold Trust (OUNZ) is the first exchange traded gold fund in the U.S. to have achieved 100% “responsibly sourced” gold in its holdings. … Some exchange listed gold products do not list the year in which their gold bars have been refined; in our analysis, OUNZ is the first U.S.-listed exchange traded gold product to publish a bar list holding only London Bars refined in 2012 or later. … At times, when gold is delivered to OUNZ in exchange for shares, only gold bars refined before 2012 may be available. OUNZ will accept those gold bars and may swap them for newer bars as they become available.”  Invesco Physical Gold ETC currently states on its website:  “Since we can only be certain that gold mined from 2012 onward has been sourced in compliance with the LBMA’s Responsible Gold Guidance, we have instructed our custodian, J.P. Morgan Chase Bank, to minimise the Invesco Physical Gold ETC’s exposure to gold mined prior to this date. As a result, since July 2020, 100% of the gold bars held in the segregated account of the Invesco Physical Gold ETC are minted since 2012.”
2 See https://www.sec.gov/rules/sro/nysearca/2021/34-93434.pdf.

U.S. Securities and Exchange Commission
January 14, 2022

Very truly yours,
/s/ Navid Tofigh
Navid Tofigh
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Registrant

Cc:   J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP